SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 1-6262

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP EMPLOYEE SAVINGS PLAN
BP CAPITAL ACCUMULATION PLAN
BP PARTNERSHIP SAVINGS PLAN
BP DIRECTSAVE PLAN

501 Westlake Park Boulevard
Houston, Texas 77079

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c.
1 St. James’s Square
London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Investment Oversight Committee
of BP Corporation North America Inc.

We have audited each of the accompanying statements of net assets available for benefits of the BP selected employee savings plans (as listed on pages 2 through 3) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for each plan for the year ended December 31, 2010. These financial statements are the responsibility of the Plans’ management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plans’ internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the plans referred to above present fairly, in all material respects, the net assets available for benefits of each plan at December 31, 2010 and 2009, and the changes in their net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for each plan taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 and the schedule of delinquent participant contributions for the year ended December 31, 2010 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans’ management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements for each plan and, in our opinion, are fairly stated in all material respects in relation to the financial statements for each plan taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 17, 2011

EIN: 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)

Investment in the BP Master Trust for Employee Savings Plans at fair value	$7,074,676	$113,349	$10,969	$2,035

Notes receivable from participants	97,881	7,929	254	-

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,667)	(5)	(5)	(3)

Net assets available for benefits	$7,168,890	$121,273	$11,218	$2,032

The accompanying notes are an integral part of these statements.

EIN: 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009
thousands of dollars
 as adjusted

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)

Investment in the BP Master Trust for Employee Savings Plans at fair value	$8,135,765	$120,758	$13,240	$2,642

Notes receivable from participants	93,451	8,297	181	-

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,494	5	15	11

Net assets available for benefits	$8,240,710	$129,060	$13,436	$2,653

The accompanying notes are an integral part of these statements.

EIN: 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)
Additions of assets attributed to:
Participant contributions	$278,317	$3,510	$1,194	$-
Company contributions	173,141	2,127	365	-
Rollover contributions	48,915	-	531	-
Interest on notes receivable	5,307	396	12	-
Net investment gain (loss)– BP Master
Trust for Employee Savings Plans	7,341	(4,177)	66	(49)
Total additions	513,021	1,856	2,168	(49)

Deductions of assets attributed to:
Distributions to participants	1,584,408	9,628	4,383	572
Administrative expenses	433	15	3	-
Total deductions	1,584,841	9,643	4,386	572

Net decrease in net assets during the year	(1,071,820)	(7,787)	(2,218)	(621)

Net assets available for benefits:
Beginning of year	8,240,710	129,060	13,436	2,653
End of year	$7,168,890	$121,273	$11,218	$2,032

The accompanying notes are an integral part of these statements.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLANS

The accompanying financial statements comprise the employee savings plans of BP Corporation North America Inc. (the “Company”) that participate in the BP Master Trust for Employee Savings Plan (the “Master Trust”). The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”).

The following description of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan and the BP DirectSave Plan (the “Plans”) provides only general information.  Participants should refer to the applicable Plan document, summary plan description and investment option guide for more complete information. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees.  All plan assets are held in the Master Trust. The trustee of the Master Trust is State Street Bank and Trust Company (“State Street”).

Fidelity Investments Institutional Services Company, Inc. is the recordkeeper for the Plans.   The Company is the Plan sponsor and the Company’s Vice President - HR Total Reward, Western Hemisphere is the Plan administrator for the Plans.

General

BP Employee Savings Plan

The BP Employee Savings Plan (“ESP”) was established on July 1, 1955. Generally, an employee of the Company or a participating affiliate is eligible to participate in ESP immediately upon the date of hire, as long as that employee is not eligible to participate in a separate Company-sponsored defined contribution plan, or the employee is represented by a labor organization that has bargained for and agreed to the provisions of ESP.

Under ESP, participating employees may contribute up to 80 percent (100 percent prior to May 1, 2009) of their qualified pay on a pretax, after tax and/or Roth 401(k) basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined, is matched by the Company. Participants are permitted to rollover amounts into ESP representing distributions from other qualified plans.

Beginning in 2011, the Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate.  Automatically enrolled participants have their pretax deferral rate set at 7 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at the age of 65).

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance.  Participants are immediately and fully vested in their participant contribution accounts.  Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $23,141 and $475,032, respectively. ESP may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

BP Capital Accumulation Plan

The BP Capital Accumulation Plan (“CAP”) was established on July 1, 1988. Employees of the Company and its subsidiaries who are represented employees at the Carson, California refinery are eligible to participate in CAP. The plan was frozen to new participants effective January 1, 2002.

Under CAP, participants may contribute up to 27 percent of their base pay, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Participants’ pretax contributions, up to a maximum of 5 percent of eligible compensation, are matched by the Company at 160 percent. Participants are permitted to rollover amounts into CAP representing distributions from other qualified plans.

All contributions and earnings are immediately vested and nonforfeitable.  The benefit to which a participant is entitled is the benefit that can be provided by the participant’s account balance.

BP Partnership Savings Plan

The BP Partnership Savings Plan (“PSP”) was established on April 1, 1988. Certain salaried employees of the Company who are associated with the Company’s retail operations and employees of America Business Service Center are eligible to participate in PSP immediately upon the date of hire. Prior to October 1, 2009, eligibility required the completion of six months of service and the attainment of the age of 21.

Under PSP, participating employees may contribute up to 80 percent (100 percent prior to May 1, 2009) of their qualified pay on a pretax, after tax and/or Roth 401(k) basis, subject to IRS limits.  Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 3 percent of compensation, as defined, is matched by the Company. Participants are permitted to rollover amounts into PSP representing distributions from other qualified plans.

Beginning in 2011, the Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate.  Automatically enrolled participants have their pretax deferral rate set at 3 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at the age of 65).

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance.  Participants are immediately and fully vested in their participant contribution accounts.  Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $8,374 and $65,450, respectively. The plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.  Employees who terminated employment in conjunction with the divestment of the Company-operated retail locations were fully vested.

BP DirectSave Plan

The BP DirectSave Plan (“DSP”) was established on April 1, 1988.  Employees of the Company and its subsidiaries who are hourly employees at Company-operated retail locations, plane fueling or fuel system operations are eligible to participate in the Plan after the completion of six months of service and the attainment of the age of 21.   All Company-operated retail locations were divested during 2009. Currently there are no active employees participating in the Plan.

Under DSP, participating employees may contribute up to 80 percent (100 percent prior to May 1, 2009) of their qualified pay on a pretax, after tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Except for eligible employees of Air BP, the Company makes matching contributions to the participant’s account equal to $0.50 for each $1.00 of employee contributions up to 4 percent of compensation. Participants are permitted to rollover amounts into DSP representing distributions from other qualified plans.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance.  Participants are immediately and fully vested in their participant contribution accounts.  Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $245,581 and $202,976, respectively. DSP may use forfeitures to reduce future Company matching contributions or to pay plan expenses. Employees who terminated employment in conjunction with the divestment of the Company-operated retail locations were fully vested.

Investment Options

Participants may elect to invest in numerous investment options offered under their respective plan. Participants may change the percentage they contribute and the investment direction of their contributions at any time.  Company contributions are made in the form of cash contributions and are invested in funds selected by participants.  Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the plan has restrictions or takes discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Effective September 1, 2009, the investment options offered under the Plans were revised. The revised investment options comprise target date funds, index funds, a short-term investment fund, a stable value fund and the BP stock fund. All other investment options offered were eliminated. Unless directed otherwise, new participant contributions invested in a discontinued investment option after December 31, 2009, were redirected into an age appropriate target date fund. Participants had until close of business on August 31, 2010, to transfer balances out of discontinued funds. Balances remaining in a discontinued fund at close of business on August 31, 2010, were transferred into an age appropriate target date fund.

Administrative Expenses

All reasonable and necessary administrative expenses are paid out of the Master Trust or paid by the Company.  Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds.  As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions, fees and expenses incurred in connection with those investment options.

Payment of Benefits

Participants may elect to receive in-service withdrawals subject to various restrictions as described in the Plan document. Upon termination of employment, subject to a minimum account balance, a participant may elect to receive his or her vested account balance in a lump sum payment or in annual installments. A participant may also elect to defer receipt of his or her vested account balance, partially or wholly, to a later date.

Notes Receivable from Participants

Except for DSP, participants are eligible to borrow from their account balances in the Plans. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested participant’s account or $50,000 less the participant’s highest loan balance outstanding during the preceding twelve months.  Interest rates charged on unpaid balances are fixed for the duration of the loan. For ESP and PSP, the interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal on the last business day of the calendar quarter immediately preceding the calendar quarter in which the participant applies for the loan. For CAP, the interest rate charged is the prime rate as reported by The Wall Street Journal on the last business day of the month immediately preceding the month in which the participant applies for the loan.   Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant’s account.

Plan Termination

The Company reserves the right to amend or terminate the Plans at any time. In the event of termination, participants would be fully vested in their Company matching contributions to the extent they were not previously vested.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting.  The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Payment of Benefits.  Benefits are recorded when paid.

Investment Valuation.  All investment assets held by the Master Trust are stated at fair value. Further information regarding the techniques used to measure the fair value of investment assets held by the Master Trust is detailed in Note 7 (Fair Value Measurements).

Notes Receivable from Participants.  Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2010 or 2009.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

New Accounting Pronouncements.  In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.  This update requires new disclosures for 1) significant transfers in and out of Level 1 and Level 2 and the reasons for such transfers and 2) activity in Level 3 fair value measurements to show separate information about purchases, sales, issuances and settlements. This update also clarifies existing disclosures around the disaggregation level of fair value measurements and disclosures for the valuation techniques and inputs utilized (for Level 2 and Level 3 fair value measurements). With the exception of Level 3 disclosures of purchases, sales, issuances and settlements, which will be effective for the Plans on January 1, 2011, the provisions in ASU 2010-06 became effective January 1, 2010.  The adoption did not have a material impact on the Plans’ financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans.  This update requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The update is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively to all periods presented.  The Plans adopted this guidance as of December 31, 2010, and reclassified participant loans from plan investments to a component of receivables for both periods presented in the statements of net assets available for benefits.  Other than the reclassification requirements, the adoption did not have a material impact on the Plans’ financial statements.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In May 2011, the FASB issued ASU No. 2011-04 – Fair Value Measurements and Disclosures (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS.  The update changes the wording used to describe many of the requirements in US GAAP for measuring fair value and for disclosing information about the application of existing fair value measurements.  Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The amendments will be effective for the Plans’ 2012 annual financial statements.  The potential impact, if any, of the new requirements on the Plans’ financial statements is still being evaluated.

Reclassification.  Certain reclassifications have been made to prior-year amounts in order to conform to the current-year presentation.

3.	INCOME TAX STATUS

The Plans have received determination letters from the IRS (dated as shown below) stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.

Plan	Date
ESP	November 5, 2003
CAP	September 29, 2003
PSP	May 25, 2011
DSP	October 8, 2003

The Plans, with the exception of PSP,  have been amended or restated since the most recent determination letters. Once qualified, the Plans are required to operate in conformity with the IRC in order to maintain their qualification. The Plan administrator has indicated that the necessary steps, if any, will be taken to bring the Plans’ operations into compliance with the Code. The Plan sponsor reserves the right to make any amendments necessary to maintain the qualification of the Plans and trust.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service (“IRS”). Plan management has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to audits by the IRS. The IRS is currently performing an audit of ESP for the 2009 plan year.

4.	CONTINGENCIES

In May 2011, an amended consolidated complaint was filed in the United States District Court for the Southern District of Texas against BP, certain of its subsidiaries (including the Company) and certain individuals who are alleged to be Plan fiduciaries.  The lawsuit is purportedly brought on behalf of the Plans and those participants who incurred a loss in the

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

4.	CONTINGENCIES (continued)

BP Stock Fund at any time from January 16, 2007 through June 24, 2010, inclusive (the “Class Period”).  The suit alleges that the defendants breached their duties to the plaintiffs and the Plans in violation of ERISA fiduciary rules by continuing to offer, hold and acquire units of the BP Stock Fund during the Class Period.  Plaintiffs seek compensatory damages, injunctive and equitable relief, attorneys’ fees and costs.  The Company believes the claims are without merit and intends to defend the actions vigorously.  Due to the uncertainty surrounding the litigation, the Company cannot reasonably estimate the financial impact to the Plans, if any, at this time.

5.	RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	MASTER TRUST

The purpose of the Master Trust is the collective investment of assets of participating plans.  Participating plans include ESP, CAP, PSP, DSP and the BP Employee Savings Plan of Puerto Rico (“Puerto Rico Plan”). Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options.  The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investment income and administrative expenses related to the Master Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

Synthetic Guaranteed Investment Contracts.  The Plans offer a stable value investment option. In connection with this investment option, the Master Trust enters into synthetic guaranteed investment contracts (“synthetic GICs”) that are fully benefit-responsive. The net assets of the Master Trust present the investment in synthetic GICs at fair value, along with the amount necessary to adjust the investment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of the net assets attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Master Trust’s interest in the contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

The synthetic GICs provide for the payment of a fixed rate of interest for a specified period of time. The underlying assets are owned by the Master Trust. Under the contracts, realized and unrealized gains and losses on the underlying assets are not reflected immediately in

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

net assets. Rather, the gains and losses are amortized, usually over time to maturity or the duration of the underlying investments, through adjustments to future interest crediting rates. These adjustments generally result in contract value, over time, converging with the market value of the underlying assets. Factors affecting future interest crediting rates include the current yield, duration and the existing difference between market and contract value of the underlying assets. Interest crediting rates, which cannot be less than 0 percent, are generally reset monthly. The issuers of the synthetic GICs guarantee that all qualified participant withdrawals occur at contract value subject to certain limitations described below.

The average yield earned on synthetic GICs as of December 31, 2010 and 2009, based on actual earnings, was 2.00 percent and 3.46 percent, respectively. The average yield earned on synthetic GICs as of December 31, 2010 and 2009, based on the interest rate credited to participants, was 1.76 percent and 2.51 percent, respectively.

Certain events may limit the ability of the Plans to transact at contract value with the issuer. Such events  include (i)  amendments  to  Plan  documents   or  the   Plans’ administration (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) the failure of the Plans or the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (iv) bankruptcy of the Plan sponsor or other plan sponsor event (for example, divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans; and (v) the delivery of any communication to plan participants designed to influence a participant not to invest in the investment option. At this time, the Plan sponsor does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

Contract termination occurs whenever the contract value or market value reaches zero or upon certain events of default. If the contract terminates due to a synthetic GIC issuer default or if the market value of the underlying portfolio reaches zero, the synthetic GIC issuer will generally be required to pay any excess contract value at the date of termination. If the Plans default in their obligation under the agreements and the default is not cured within the time permitted, the Plans will receive the market value as of the date of termination. Contract termination also may occur by either party upon election and notice.

Related Party Transactions.  Certain of the Master Trust investments are managed by the investment division of State Street and by Fidelity Management and Research Company, an affiliate of the Plans’ record-keeper.  The BP Stock Fund holds investments in American Depositary Shares of BP (“BP ADS”).  Purchases and sales of BP ADS during 2010 amounted to $588 million and $848 million, respectively.  These transactions qualify as exempt party-in-interest transactions under ERISA.

In order to provide the BP Stock Fund liquidity, the Company has agreed to advance the Master Trust up to $200 million. Amounts borrowed by the Master Trust under the revolving loan facility do not bear interest and are repayable within three days. At December 31, 2010 and 2009, there were no amounts outstanding under the agreement.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

Plans’ Interest in Master Trust.  As of December 31, 2010 and 2009, the Plans’ percentage interest in the Master Trust was as follows:

	December 31
	2010	2009

ESP	98.239%	98.346%
CAP	1.575	1.458
PSP	.152	.160
DSP	.028	.032
Puerto Rico Plan	.006	.004

	100.000%	100.000%

The Plans do not have an undivided interest in the investments held in the Master Trust since each plan’s interest is based on the account balances of the participants and their elected investment options. Each plan’s beneficial interest in the underlying investment options does not vary significantly from each plan’s beneficial interest in the total net assets of the Master Trust.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

The net assets of the Master Trust as of December 31, 2010 and 2009, and changes in net assets of the Master Trust for the year ended December 31, 2010, are as follows:

NET ASSETS
thousands of dollars

	December 31,
	2010	2009
Investments at fair value:
BP ADS	$1,695,362	$2,453,191
Registered investment companies	-	2,652,949
Common/collective trust funds	4,108,202	1,525,241
Money market and short-term investment funds	926,714	1,108,510
Synthetic guaranteed investment contracts:
Wrap contracts	-	158
Common/collective trust funds	401,947	407,193
US Treasury notes	10,524	18,335
Corporate bonds	60,007	103,274

Total investments, at fair value	7,202,756	8,268,851

Cash	458	90

Receivables:
Dividends and interest	990	1,563
Securities sold	4,170	2,733

Total assets	7,208,374	8,273,237

Accounts payable:
Securities purchased	5,282	-
Accrued fees	1,658	485

Total liabilities	6,940	485

Net assets reflecting investments at fair value	7,201,434	8,272,752

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,680)	11,525

Net assets	$7,197,754	$8,284,277

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2010
thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$283,044
Rollover contributions	49,405
Company contributions	175,653
Notes receivable from participants repayments	50,118
Interest and dividends	65,120

Total additions	623,340

Deductions of assets attributed to:
Transfer of assets to participating plans:
Distributions to participants	1,594,682
Notes receivable from participants	52,821
Administrative expenses	451
Net realized and unrealized depreciation (appreciation) in fair value of investments:
BP ADS	497,384
Registered investment companies	24,579
Common/collective trust funds	(462,857)
Fund management fees	2,803

Total deductions	1,709,863

Net decrease in assets during the year	(1,086,523)

Net assets:

Beginning of year	8,284,277

End of year	$7,197,754

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

7.	FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 inputs are observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included within Level 1, which are either directly or indirectly observable at the reporting date.

Level 3 inputs are unobservable inputs that are not corroborated by market data, and may be used with internally developed methodologies that result in management’s best estimate of fair value.

In measuring fair value, the Plans and the Master Trust use valuation techniques that maximize the use of observable inputs. The valuation techniques used by the Plans or Master Trust are summarized as follows:

BP ADS. BP ADS are valued at the quoted closing price reported by the New York Stock Exchange.

Registered Investment Companies. Registered investment companies (mutual funds) are valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Common/Collective Trust Funds. Common/collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

Money Market and Short-term Investment Funds. Money market and short-term investment funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

7.	FAIR VALUE MEASUREMENTS (continued)

Synthetic Guaranteed Investment Contracts. The fair value of wrap contracts is determined using the replacement cost method, which incorporates the difference between current market level rates for contract-level wrap fees and the actual wrap fee discounted by the prevailing interpolated swap rate as of period-end. Corporate bonds and government obligations are valued at the bid price or the average of the bid and ask price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2010 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$1,695,362	$-	$-	$1,695,362
Common/collective trust funds:
US equity funds:
Large cap	-	899,347	-	899,347
Small cap	-	367,705	-	367,705
Non-US equity funds	-	372,396	-	372,396
US fixed income funds	-	465,445	-	465,445
Non-US fixed income funds	-	41,689		41,689
Target date funds	-	1,961,620	-	1,961,620
Money market and short-term investment funds	249,856	676,858	-	926,714
Synthetic guaranteed investment contracts:
Common/collective trust funds:
US fixed income funds	-	401,947	-	401,947
US Treasury notes	-	10,524	-	10,524
Corporate bonds	-	60,007	-	60,007

Total	$1,945,218	$5,257,538	$-	$7,202,756

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

7.	FAIR VALUE MEASUREMENTS (continued)

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2009 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$2,453,191	$-	$-	$2,453,191
Registered investment companies:		-	-
US equity funds:			-
Large cap	820,876	-	-	820,876
Mid cap	278,616	-	-	278,616
Small cap	122,303	-	-	122,303
Specialty	167,025	-	-	167,025
Non-US equity funds	583,104	-	-	583,104
US fixed income funds	484,938	-	-	484,938
Non-US fixed income funds	47,215	-	-	47,215
Hybrid funds	148,872	-	-	148,872
Common/collective trust funds:
US equity funds:
Large cap*	-	546,884	-	546,884
Mid cap	-	66,085	-	66,085
Small cap	-	99,963	-	99,963
Non-US equity funds*	-	145,325	-	145,325
US fixed income funds*	-	184,585	-	184,585
Non-US fixed income funds	-	15,641		15,641
Target date funds	-	466,758	-	466,758
Money market and short-term investment funds	537,209	571,301	-	1,108,510
Synthetic guaranteed investment contracts:
Wrap contracts	-	-	158	158
Common/collective trust funds:
US fixed income funds	-	407,193	-	407,193
US Treasury notes	-	18,335	-	18,335
Corporate bonds	-	103,274	-	103,274

Total	$5,643,349	$2,625,344	$158	$8,268,851

* For company-initiated transactions, there are restrictions on withdrawal amounts from funds that participate in certain securities lending programs. These monthly withdrawal restrictions range from 4 percent of the investment balance (or accumulate 4 percent monthly) to the greater of 15 percent or $1 million subject to the agreement of the investment manager. There are no redemption restrictions for participant-directed activity.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

7.	FAIR VALUE MEASUREMENTS (continued)

The following table presents the changes in the financial assets included in Level 3 for the years ended December 31, 2010 and 2009 (in thousands):

	Wrap Contracts
	2010	2009

Balance at beginning of year	$158	$572
Unrealized loss	(158)	(414)

Balance at end of year	$-	$158

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plans’ net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	ESP	CAP	PSP	DSP
December 31, 2010

Net assets available for benefits as stated in the financial statements	$7,168,890	$121,273	$11,218	$2,032
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,667	5	5	3

Net assets available for benefits as stated in the Form 5500	$7,172,557	$121,278	$11,223	$2,035

	ESP	CAP	PSP	DSP
December 31, 2009

Net assets available for benefits as stated in the financial statements	$8,240,710	$129,060	$13,436	$2,653
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(11,494)	(5)	(15)	(11)

Net assets available for benefits as stated in the Form 5500	$8,229,216	$129,055	$13,421	$2,642

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of the Plans’ net change in net assets per the financial statements to the Form 5500 (in thousands):

	ESP	CAP	PSP	DSP
Year Ended December 31, 2010

Net decrease in net assets as stated in the financial statements	$(1,071,820)	$(7,787)	$(2,218)	$(621)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	3,667	5	5	3
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	11,494	5	15	11

Net decrease in net assets as stated in the Form 5500	$(1,056,659)	$(7,777)	$(2,198)	$(607)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

EIN: 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

	Description of
	Investment Including
Identity of Issue,	Maturity Date, Rate
Borrower, Lessor,	of Interest, Collateral,		Current
Similar Party	Par, Maturity Value	Cost	Value

BP Employee Savings Plan (Plan No.001)

* Participant loans	4.25% - 10.50%	N/A	$97,880,672

BP Capital Accumulation Plan (Plan No. 059)

* Participant loans	3.25% - 9.50%	N/A	$7,928,932

BP Partnership Savings Plan (Plan No. 051)

* Participant loans	4.25% - 9.25%	N/A	$254,126

* Indicates party-in-interest

EIN: 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

 Schedule H Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2010

BP Employee Savings Plan (Plan No.001)

Participant Contributions Transferred Late to Plan:	Total that Constitute Nonexempt Prohibited Transactions:			Total Fully Corrected Under VFCP and PTE 2002-51: $ -
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected: $235.76	Contributions Corrected Outside VFCP: $346,108.51	Contributions Pending Correction in VFCP: $ -

BP Capital Accumulation Plan (Plan No. 059)

Participant Contributions Transferred Late to Plan:	Total that Constitute Nonexempt Prohibited Transactions:			Total Fully Corrected Under VFCP and PTE 2002-51: $ -
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected: $ -	Contributions Corrected Outside VFCP: $198,519.71	Contributions Pending Correction in VFCP: $ -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the respective employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BP EMPLOYEE SAVINGS PLAN

By Plan Administrator

Date: June 17, 2011	/s/ Richard J. Dorazil
Richard J. Dorazil
Vice President – HR Total Reward
Western Hemisphere
BP Corporation North America Inc.

BP CAPITAL ACCUMULATION PLAN

By Plan Administrator

Date: June 17, 2011	/s/ Richard J. Dorazil
Richard J. Dorazil
Vice President – HR Total Reward
Western Hemisphere
BP Corporation North America Inc.

BP PARTNERSHIP SAVINGS PLAN

By Plan Administrator

Date: June 17, 2011	/s/ Richard J. Dorazil
Richard J. Dorazil
Vice President – HR Total Reward
Western Hemisphere
BP Corporation North America Inc.

BP DIRECTSAVE PLAN

By Plan Administrator

Date: June 17, 2011	/s/ Richard J. Dorazil
Richard J. Dorazil
Vice President – HR Total Reward
Western Hemisphere
BP Corporation North America Inc.

BP SELECTED EMPLOYEE SAVINGS PLANS
_______________________

EXHIBITS

Exhibit No.	Description

23(a)	Consent of Independent Registered Public Accounting Firm

23(b)	Consent of Independent Registered Public Accounting Firm

23(c)	Consent of Independent Registered Public Accounting Firm

23(d)	Consent of Independent Registered Public Accounting Firm